SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

MCI, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	58-1521612

(State of Incorporation or	(I.R.S. Employer
Organization)	Identification no.)
22001 Loudoun County Parkway, Ashburn,
Virginia	20147

(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class	If this form relates to the registration of a class
of securities pursuant to Section 12(b) of the	of securities pursuant to Section 12(g) of the
Exchange Act and is effective upon filing	Exchange Act and is effective upon filing
pursuant to General Instruction A.(c), please	pursuant to General Instruction A.(d), please
check the following box. [ ]	check the following box. [x]

Securities Act registration statement file number to which this form relates:
______________
(if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock Purchase Rights

(Title of Class)

Item 1.     Description of Registrant’s Securities to be Registered

                 On April 20, 2004, the Board of Directors of MCI, Inc., a Delaware corporation (the “Company”), declared a dividend distribution of one Common Stock Purchase Right (a “Right”) for each outstanding share of common stock, par value $0.01 per share (the “Common Stock”), of the Company. The distribution is made payable as of April 30, 2004 to stockholders of record on that date (the “Record Date”). Each Right, once exercisable, entitles the registered holder to purchase from the Company one share of Common Stock at a price of $75.00 per share (the “Exercise Price”), subject to certain adjustments. The description and terms of the Rights are set forth in a Rights Agreement, dated as of April 20, 2004 (the “Rights Agreement”), by and between the Company and The Bank of New York, as Rights Agent (the “Rights Agent”).

                 As discussed below, initially the Rights will not be exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the Common Stock.

                 The Rights, unless earlier redeemed by the Board of Directors, become exercisable upon the close of business on the day (the “Distribution Date”) which is the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 15% or more of the outstanding voting stock of the Company (an “Acquiring Person”) and (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement by any person of a tender or exchange offer, the consummation of which would result in such person or group of affiliated or associated persons becoming an Acquiring Person.

                 An Acquiring Person does not include (i) an Exempt Person; (ii) any Person who or which, together with all Affiliates and Associates of such Person, would be an Acquiring Person solely by reason of (A) being the Beneficial Owner of shares of Common Stock, the Beneficial Ownership of which was acquired by such Person (together with all Affiliates and Associates of such Person) pursuant to any action or transaction or series of related actions or transactions approved by the Board before such Person (together with all Affiliates and Associates of such Person) otherwise became an Acquiring Person or (B) a reduction in the number of issued and outstanding shares of Common Stock pursuant to a transaction or a series of related transactions approved by the Board; provided, further, that in the event a Person described in this clause (ii) does not become an Acquiring Person by reason of subclause (A) or (B) of this clause (ii), such Person nonetheless shall become an Acquiring Person in the event such Person (together with all Affiliates and Associates of such Person) thereafter acquires Beneficial Ownership of an additional 1% or more of the Common Stock, unless the acquisition of such additional Common Stock would not result in such Person becoming an Acquiring

Person by reason of subclause (A) or (B) of this clause (ii); (iii) any Person who, solely as a result of receiving a distribution of Common Stock under the Company’s Plan of Reorganization (the “Plan”), together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of 15% or more of the Common Stock outstanding as of the date of such distribution; provided, further, that any Person described in this clause (iii) shall become an Acquiring Person if (A) such Person, together with all Affiliates and Associates of such Person, after having received a distribution of Common Stock under the Plan, acquires Beneficial Ownership of an additional 1% or more of the Common Stock or (B) such Person, together with all Affiliates and Associates of such Person, after having received a distribution of Common Stock under the Plan, reduces its Beneficial Ownership of the Common Stock to less than 15% of the outstanding Common Stock and thereafter becomes the Beneficial Owner of 15% or more of the outstanding Common Stock, unless in the case of subclause (A) or (B) of this clause (iii) such acquisition of Common Stock was pursuant to a transaction described in subclauses (ii)(A) or (ii)(B) above; or (iv) any Person who or which, together with all Affiliates and Associates of such Person, would be an Acquiring Person solely by reason of such Person’s acceptance for purchase of and purchase of shares of Common Stock pursuant to a Qualifying Tender Offer. Notwithstanding the foregoing, if the Board determines in good faith that a Person who would otherwise be an “Acquiring Person” as defined pursuant to the foregoing provisions of this paragraph (a) has become such inadvertently, and such Person divests as promptly as practicable (as determined by the Board) a sufficient number of shares of Common Stock so that such Person would no longer be an “Acquiring Person” as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed an “Acquiring Person” for any purposes of the Rights Agreement.

                 A Qualifying Tender Offer is an offer for all outstanding shares of Common Stock of the Company (other than shares of the Common Stock of the Company held by (i) the offeror and its Affiliates and Associates, (ii) the Company in its treasury and (iii) any of the Company’s Subsidiaries) which meets all of the following requirements:

           (i) the consideration offered is all cash or a combination of cash and securities listed on a national securities exchange or a national automated quotation system, provided that the aggregate market value of the class of securities offered that is held by non-affiliates of the offeror is in excess of $5 billion as of the most recently filed periodic report made under the Exchange Act;

           (ii) the offer must be in compliance with all applicable laws (the “Applicable Laws”), including , without limitation, the Exchange Act, state or foreign laws relating to takeovers, state securities or blue sky laws, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the Delaware General Corporation Law;

           (iii) the Person making the offer must beneficially own, immediately after consummating the offer, a majority of the then outstanding shares of Common Stock of the Company on a fully diluted basis (or, to the extent that Applicable Law requires any greater vote to effect the transactions pursuant to paragraph (vi) below, such greater amount);

           (iv) the consideration per share being offered pursuant to the offer must have: (a) on the date of the commencement of the offer a value equal to or greater than the Minimum Value (as defined in the next succeeding sentence); or (b) been accepted by holders of a majority of the outstanding shares of Common Stock, excluding the shares beneficially owned by the Person(s) making such offer and the shares beneficially owned by such Person(s)’ Affiliates and Associates. For the purposes of sub-clause (a) of this clause (iv), the term Minimum Value shall mean at least a 25% premium over the greater of (i) the average of the closing sales prices (or, as set forth in the next succeeding sentence, the last asked prices) of one share of Common Stock for the ten Trading Days ending on the tenth Trading Day prior to the date on which such offer is first announced and (ii) the average of the closing sales prices (or, as set forth in the next succeeding sentence, the last asked prices) of one share of Common Stock for the sixty Trading Days ending on the tenth Trading Day prior to the date on which such offer is first announced; provided, however, that notwithstanding the foregoing, until the first anniversary of the date of this Agreement, the Minimum Value shall in no event be less that $31.25. For purposes of determining the Minimum Value, the closing sales prices shall be as reported on the national securities exchange or automated quotation system on which the Common Stock is traded, or if the Common Stock is not traded on a national securities exchange or automated quotation system, in lieu of closing sales prices, last asked prices shall be used. The value of any non-cash consideration offered for these purposes shall be the lesser of the average closing sales prices (or, as set forth in the previous sentence, the last asked prices of the security offered) for either the ten Trading Days or sixty Trading Days, in each case ending on the tenth Trading Day after the commencement of the offer;

           (v) the Person making the offer must (a) have obtained customary firm written financing commitments containing only conditions to funding typical for transactions of this type from recognized financing sources and/or have on hand cash or cash equivalents, which will be available at the time of the purchase of the Common Stock pursuant to the offer in an amount sufficient to fund the cash portion of the offer and pay all related expenses (including amounts necessary to repurchase or pay any indebtedness of the Company or its Subsidiaries which will become due upon or as a result of consummation of the tender offer) and (b) set forth a copy of the financing commitments and/or evidence of the cash or cash equivalents on hand in the offer materials that are sent to holders of the Common Stock pursuant to the rules of the Securities and Exchange Commission; and

           (vi) prior to the Commencement Date, the Person making the offer must have made an irrevocable written commitment to the Company (x) to consummate a merger promptly upon the completion of the offer, whereby all outstanding shares of Common Stock not purchased in the offer (other than shares beneficially owned by the Person(s) making the offer and the shares beneficially owned by such Person(s)’ Affiliates and Associates) will be converted into the right to receive per share consideration equal in form and value to the consideration paid in the offer, subject only to the condition that the Board must have granted any approvals required to enable such Person to consummate the merger following consummation of the offer without obtaining the vote of any stockholder (other than the Person(s) making the offer and such Person(s)’ Affiliates and Associates), (y) that such Person will not make any amendment to the offer that reduces the per share price offered (other than a reduction to reflect any dividend declared by the Company after the commencement of the offer or any material change in the capital structure of the Company initiated by the Company after the commencement of the offer, whether by way of recapitalization, reorganization, repurchase or otherwise), changes the form of consideration offered, or reduces the number of shares being sought or that is otherwise in any other respect materially adverse to the Company’s stockholders, and (z) that neither such Person nor any of its Affiliates or Associates will make any other offer for any equity securities of the Company for a period of six months after the commencement of the original offer if the original offer does not result in the tender of the number of shares of Common Stock required to be purchased pursuant to clause (iii) above, unless another tender offer by another party for all outstanding shares of Common Stock is commenced (A) at a consideration per share (as determined by a nationally recognized investment banking firm designated by the Board) in excess of that provided for in the original offer (in which event any new offer by such Person or any of its Affiliates or Associates must be at a consideration (as determined by a nationally recognized investment banking firm designated by the Board) no less than that provided for in such higher offer, or (B) with the approval of the Board (in which event any new offer by such Person or of any of its Affiliates or Associates must be at a price no less than that provided for in such approved offer).

                 Prior to the Distribution Date, the Rights will not be exercisable, will not be represented by separate certificates and will not be transferable apart from the

Common Stock, but will instead be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate (or in the case of uncertificated shares of Common Stock, by the book entry account that evidences record ownership of such shares). Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and such separate certificates alone will evidence the Rights from and after the Distribution Date.

                 The Rights are not exercisable until the Distribution Date. The Rights expire on the date of the 2007 annual meeting of stockholders of the Company (the “Final Expiration Date”), unless the continuation of the Rights Agreement is approved by the stockholders of the Company by a vote of the majority of the shares present and entitled to vote at the 2007 annual meeting. If the stockholders approve the continuation of the Rights at the 2007 annual meeting, the Final Expiration Date will be the fifth anniversary of the date of the adoption of the Rights Agreement.

                 The Exercise Price of the Rights and the number of shares of Common Stock issuable upon exercise of the Rights are subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock. The Exercise Price for the Rights also is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Common Stock.

                 Unless the Rights are earlier redeemed, in the event that a person or group becomes an Acquiring Person, the Rights Agreement provides that proper provisions will be made so that each holder of record of a Right (other than Rights beneficially owned by an Acquiring Person and certain affiliates, associates and transferees thereof, whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of the Common Stock having a fair market value determined in accordance with the Rights Agreement at the time of the transaction equal to two times the Exercise Price (such value to be determined with reference to the fair market value of the Company’s Common Stock as provided in the Rights Agreement).

                 In addition, unless the Rights are earlier redeemed, in the event that, after the time that a person or group becomes an Acquiring Person, the Company were to be acquired in a merger or other business combination (in which any shares of Common Stock are changed into or exchanged for cash or other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights

Agreement provides that proper provision will be made so that each holder of record of a Right (other than Rights beneficially owned by an Acquiring Person and certain affiliates, associates and transferees thereof, whose Rights will thereupon become null and void) will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a fair market value at the time of such transaction determined in accordance with the Rights Agreement equal to two times the Exercise Price. Notwithstanding the foregoing, the Rights will not be adjusted in accordance with the preceding sentence if (i) such transaction is a merger consummated with a Person or Persons (or a wholly owned Subsidiary of any such Person or Persons) who acquired shares of Common Stock of the Company pursuant to a Qualifying Tender Offer and (ii) the per share consideration (in both amount and form) payable in such merger is the same as the per share consideration (in both amount and form) payable to all holders of shares of Common Stock whose shares were purchased pursuant to such Qualifying Tender Offer. Upon the consummation of such merger, the Rights will expire.

                 Except as otherwise provided for in the Rights Agreement, no fractional shares of Common Stock are required to be issued upon the exercise of any Right, and in lieu thereof the Company may cause depositary receipts to be issued or may make a cash payment, in each case as provided in the Rights Agreement.

                 The Board may, at its option, at any time prior to the earlier of (i) the close of business on the tenth business day (or such specified or unspecified later date as may be determined by the Board before the Rights cease being redeemable) following the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such (the “Stock Acquisition Date”) (or, if the Stock Acquisition Date shall have occurred prior to the record date, the close of business on the tenth business day following the record date) or (ii) the Final Expiration Date, direct the Company to, and if directed, the Company shall, redeem all but not less than all of the then outstanding Rights at a redemption price of $.00l per Right, as such amount may be appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such redemption price being hereinafter referred to as the “Redemption Price”).

                 For as long as the Rights are then redeemable, the Company may amend the Rights Agreement in any manner ; provided, however, that the Board may not (i) extend the Final Expiration Date without the approval by the stockholders of the Company by a vote of the majority of the shares present and entitled to vote at a meeting duly called and held to consider such matter or (ii) change the Redemption Price.

                 Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                 The form of Rights Agreement between the Corporation and the Rights Agent, specifying the terms of the Rights, which includes as Exhibit A the form of Right

Certificate are attached hereto as exhibits and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibits.

Item 2.		Exhibits

Exhibit No.			Description

	3.1		Certificate of Incorporation of the Registrant.

	3.2		By-Laws of the Registrant.

	4.1		Rights Agreement dated as of April 20, 2004, by and between MCI, Inc. and The Bank of New York, as Rights Agent. The Rights Agreement includes as Exhibit A the form of Right Certificate.

	4.2		Form of Common Stock Certificate.

	4.3		Form of Direct Registration Transaction Advice.

	99.1		Press Release of the Corporation issued on April 20, 2004.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 20, 2004

MCI, INC.

By:	/s/ Robert T. Blakely

Name: Robert T. Blakely
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

3.1	Certificate of Incorporation of the Registrant.

3.2	By-Laws of the Registrant.

4.1	Rights Agreement dated as of April 20, 2004, by and between MCI, Inc. and The Bank of New York, as Rights Agent. The Rights Agreement includes as Exhibit A the form of Right Certificate.

4.2	Form of Common Stock Certificate.

4.3	Form of Direct Registration Transaction Advice.

99.1	Press Release of the Corporation issued on April 20, 2004.